

(Summary Translation)
File Number: 82-2544

RECEIVED
2006 OCT -2 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 14, 2006

To whom it may concern

Nintendo Co., Ltd.

Launch Date and Price of Wii

Nintendo Co., Ltd. hereby announces the domestic launch schedule for its new video game console Wii. Please refer to the following:

Launch date: December 2, 2006
MSRP: 25,000 yen (tax included)

SUPPL

Wii console set includes;

	Unit(s)
System Console	1
Wireless Wii Remote Controller with strap	1
Nunchuk Controller	1
Wii AC Adapter	1
Wii AV Cable	1
Wii Console Stand	1
Wii Stand Plate	1
Sensor Bar	1
Sensor Bar Stand	1
Size AA battery	2

Its overseas subsidiaries are going to announce local launch date and price in a few days.

PROCESSED
OCT 04 2006
THOMSON FINANCIAL